EXHIBIT 99.2

CARDIOL THERAPEUTICS INC.

602-2265 Upper Middle Road East,

Oakville, ON, Canada, L6H 0G5

Telephone: (289) 910-0850

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

(Containing Information as at April 10, 2025, unless otherwise stated)

Cardiol Therapeutics Inc. (the "Corporation" or “Cardiol”) is utilizing the notice-and-access mechanism (the "Notice-and-Access Provisions") under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") for distribution of this Circular (as defined below) to both registered and non-registered (or beneficial) shareholders of the Corporation (collectively, the "Shareholders"). Further information on notice-and-access is contained below under the heading Notice-and-Access and Shareholders are encouraged to read this information for an explanation of their rights.

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the annual general meeting (the "Meeting") of Shareholders of Class A common shares without par value in the capital of the Corporation (the "Shares"), to be held on Wednesday, the 28th day of May, 2025, at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice") and at any adjournment or postponement thereof. It is expected that the solicitation of proxies on behalf of management will be primarily by mail; however, proxies may be solicited personally or by telephone by the regular officers, employees, or agents of the Corporation. The cost of soliciting proxies on behalf of management will be borne by the Corporation. The Corporation may also reimburse brokers and other persons holding Shares in their names or in the name of nominees, for their costs incurred in sending proxy materials to beneficial owners and obtaining their proxies or voting instructions.

NOTICE-AND-ACCESS

As noted above, the Corporation is utilizing the Notice-and-Access Provisions under NI 54-101 and NI 51-102 for distribution of this Circular to all Registered Shareholders and Non-Registered Holders (as defined under "Appointment of Proxies – Non-Registered Holders")

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval ("SEDAR+"), and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, audited financial statements of the Corporation for the year ended December 31, 2024 (the "Financial Statements"), and management's discussion and analysis of the Corporation's results of operations and financial condition for 2024 (the "MD&A") may be found on the Corporation's SEDAR+ profile at www.sedarplus.ca and also on the Corporation's website at www.cardiolrx.com. The Corporation will not use procedures known as "stratification" in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of this Circular to some Shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular.

Shareholders are reminded to review this Circular before voting.

Although this Circular, the Financial Statements and the MD&A will be posted electronically on-line as noted above, Shareholders will receive paper copies of a "notice package" via prepaid mail containing the Notice with information prescribed by NI 54-101 and NI 51-102, a form of proxy or voting instruction form, and supplemental mail list return card for Shareholders to request they be included in the Corporation's supplementary mailing list for receipt of the Corporation's interim financial statements for the 2025 fiscal year.

The Corporation anticipates that Notice-and-Access will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders with questions about Notice-and-Access can call the Corporation's transfer agent and registrar, Odyssey Trust Company ("Odyssey") toll-free at 1-888-290-1175. Shareholders may also obtain paper copies of this Circular, the Financial Statements and the MD&A free of charge by contacting Odyssey at the same toll-free number or upon request to the Corporation's Corporate Secretary at 602-2265 Upper Middle Road East, Oakville, ON, Canada L6H 0G5, telephone (289) 910-0850.

A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Corporation or Odyssey, as applicable, by May 14, 2025, in order to allow sufficient time for Shareholders to receive their paper copies and to return a) their form of proxy to the Corporation or Odyssey, or b) their voting instruction form to their Intermediaries (as defined below) by its due date.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are representatives of management of the Corporation and are directors and/or officers of the Corporation (the “Management Representatives”). A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM/HER/IT ON HIS/HER/ITS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES NAMED IN THE ENCLOSED PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MAY STRIKE OUT THE NAMES OF THE MANAGEMENT REPRESENTATIVES NAMED IN THE PROXY AND INSERT THE NAME OF HIS/HER/ITS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH ODYSSEY, AT TRADER’S BANK BUILDING, 67 YONGE STREET, SUITE 602, TORONTO, ON M5E 1J8, OR VIA EMAIL AT APPOINTEE@ODYSSEYTRUST.COM NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

The Proxy must be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 4:30 p.m. (EDT) on May 26, 2025, and provide Odyssey with their proxyholder’s contact information, so that Odyssey may provide the proxyholder with a Username via email. If a Shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

NON-REGISTERED HOLDERS

Only those Shareholders whose names appear on the securities register of the Corporation (the “Registered Shareholders”), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of this Circular, the Notice, the Financial Statements and the MD&A (together, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. The Corporation has agreed to pay to distribute the Meeting Materials to “objecting beneficial owners” (as defined in NI 54-101).

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

A.	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone); or

B.	be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and deposit it with Odyssey, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a Proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION

A Registered Shareholder who has given a Proxy may revoke the Proxy by:

(a)	completing and signing a Proxy bearing a later date and depositing it with Odyssey as described above;

(b)	depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which the Proxy is to be used, or (ii) with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement of the Meeting; or

(c)	in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary may not be required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The Management Representatives designated in the enclosed Proxy will vote or withhold from voting the Shares in respect of which they are appointed by Proxy on any ballot that may be called for in accordance with the instructions of the Shareholder as indicated on the Proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such instructions, such Shares will be voted by the Management Representatives: (i) FOR the election of each of the individual nominees named in this Circular as directors of the Corporation; and (ii) FOR the appointment of BDO Canada LLP, Chartered Professional Accountants, Oakville, Ontario, as auditors of the Corporation and the authorization of the directors of the Corporation to fix the auditors’ remuneration. The enclosed Proxy confers discretionary authority upon the Management Representatives designated in the Proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation are not aware of any such amendments, variations, or other matters.

Voting by proxy may also occur over the Internet. The enclosed Proxy or voting instruction form you may receive from your broker or other intermediary contains details on how to vote over the Internet.

PARTICIPATING AT THE MEETING

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin on May 28, 2025, at 4:30 p.m. (EDT).

Registered Shareholders who have a 12-digit control number, along with duly appointed proxyholders who were assigned a Username by Odyssey, will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/226536161 prior to the start of the Meeting to login. Click on “I have a login” and enter your 12-digit control number or Username along with the password “CARDIOL2025”(case sensitive). Non-Registered Holders who have not appointed themselves to vote at the Meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.

United States beneficial Shareholders: to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank, or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank, or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Odyssey. Requests for registration should be directed to Odyssey (Trader’s Bank Building, 67 Yonge Street, Suite 702, Toronto, ON M5E 1J8 OR Email at appointee@odysseytrust.com) received by 4:30 p.m. (EDT) on May 26, 2025.

Requests for registration must be labeled as “Legal Proxy” and be received no later than not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at https://web.lumiagm.com/226536161 during the Meeting. Please note that you are required to register your appointment by sending an email to appointee@odysseytrust.com by 4:30 p.m. (EDT) on May 26, 2025.

Non-Registered Holders who do not have a 12-digit control number or Username will only be able to attend as a guest which allows them listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Holders” for an explanation of why certain shareholders may not receive a form of proxy.

If you are using a 12-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

VOTING AT THE MEETING

Registered Shareholders or Non-Registered Holders who have appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Odyssey, the transfer agent and registrar for the Meeting. To have their Shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Odyssey at https://web.lumiagm.com/226536161 prior to the start of the meeting. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST send an email to appointee@odysseytrust.com by 4:30 p.m. (EDT) on May 26, 2025, and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

ADVANCE NOTICE REQUIREMENT

Pursuant to the Corporation's By-law No. 1, as amended (“By-law No. 1”), a Shareholder wishing to nominate an individual to be a director, other than pursuant to a requisition of a meeting made pursuant to the Business Corporations Act (Ontario) (the “OBCA”) or a shareholder proposal made pursuant to the provisions of the OBCA, is required to comply with the advance notice requirement as set out in By-law No. 1 (the “Advance Notice Requirement”). Among other things, the Advance Notice Requirement fixes a deadline by which Shareholders must provide notice to the Corporation of nominations for election to the Board of Directors of the Corporation (the “Board” or the “Board of Directors”). The notice must include all information that would be required to be disclosed, under applicable corporate and securities laws, in a dissident proxy circular in connection with the solicitations of proxies for the election of directors relating to the Shareholder making the nominations (as if that Shareholder were a dissident soliciting proxies) and each person that the Shareholder proposes to nominate for election as a director. In addition, the notice must provide information as to the shareholdings of the Shareholder making the nominations, confirmation that the proposed nominees meet the qualifications of directors and residency requirements imposed by corporate law, and confirmation as to whether each proposed nominee is independent for the purposes of National Instrument 52-110 – Audit Committees ("NI-52-110"). The deadline by which the notice must be delivered to the Corporation is set out in the table below.

Meeting Type	Nomination Deadline
Annual meeting of Shareholders	Either (a) no more than ten days after the date of the first public filing or announcement of the date of the meeting, if the meeting is called for a date that is fewer than 50 days after the date of that public filing or announcement or (b) no fewer than 30 days and no more than 65 days prior to the date of the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Corporation consists of an unlimited number of Shares. The record date for the determination of Shareholders entitled to receive notice of the Meeting has been fixed at April 10, 2025 (the "Record Date"). As at the Record Date, the Corporation had 82,628,992 Shares issued and outstanding.

Each Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. All such holders of record of Shares on the Record Date, are entitled either to attend and vote the Shares held by such Shareholder, or, provided a completed and executed proxy shall have been delivered to the Corporation's transfer agent and registrar, Odyssey, within the time specified in the Notice of Meeting, to attend and to vote by proxy the Shares held by such Shareholder.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the outstanding Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a)	the directors or executive officers of the Corporation at any time since the beginning of the last financial year of the Corporation;

(b)	the proposed nominees for election as a director of the Corporation; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The Corporation’s articles (the “Articles”) provide that the Board of Directors is to consist of a minimum of one and a maximum of ten directors as determined from time to time by the Directors. The Articles also provide that the Board of Directors has the power to appoint additional directors: in accordance with the Articles and the OBCA, the Board of Directors may appoint one or more additional directors who shall hold office until the close of the next annual meeting of Shareholders, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of Shareholders.

The Board currently consists of eight directors: Dr. Guillermo Torre-Amione, Peter Pekos, David Elsley, Colin Stott, Michael Willner, Jennifer Chao, Chris Waddick, and Teri Loxam. At the Meeting, Management will put forward Dr. Guillermo Torre-Amione, Peter Pekos, David Elsley, Colin Stott, Jennifer Chao, Chris Waddick, Teri Loxam, and Timothy Garnett as nominees for election as a Director for the ensuing year (the "Nominees").

The Board recommends that Shareholders vote in favour of the eight proposed Nominees. Shareholders have the option to (i) vote for all of the Nominees; (ii) vote for some of the Nominees and withhold for others; or (iii) withhold for all of the Nominees. Unless the Shareholder has specifically instructed in the enclosed form of proxy that the Shares represented by such Proxy are to be withheld or voted otherwise, the Management Representatives named in the accompanying Proxy will vote FOR the election of each of the Nominees.

Each Director is elected annually and holds office until the next annual meeting of Shareholders or, if his or her office is earlier vacated, until his or her successor is duly elected or appointed in accordance with the Articles.

Information Concerning the Nominees

The following table sets out the names of the Nominees nominated by Management for election as a Director, the province or state and country in which he or she is ordinarily resident, the positions and offices which each presently holds with the Corporation, the period of time for which he or she has been a Director of the Corporation, their respective principal occupations or employment and the number of Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Circular. The information as to Shares beneficially owned, directly or indirectly or over which control or direction is exercised, not being with the knowledge of the Corporation, has been furnished by the respective Nominees individually.

The Nominees for the election to the Board, and information concerning them as furnished by the individual Nominees, are as follows:

Name, Province and Country of Ordinary Residence and Positions Held with the Corporation	Present Principal Occupation and/or Past Principal Occupation Within the Previous Five Years	Director Since(6)	No. of Shares Beneficially Owned, Directly or Indirectly(7)
David Elsley Ontario, Canada President & CEO Director	President and Chief Executive Officer of Cardiol since January 19, 2017.	January 19, 2017	1,244,500

Name, Province and Country of Ordinary Residence and Positions Held with the Corporation	Present Principal Occupation and/or Past Principal Occupation Within the Previous Five Years	Director Since(6)	No. of Shares Beneficially Owned, Directly or Indirectly(7)
Peter Pekos(2)(5) Ontario, Canada Director	Currently on the board of Dalton Pharma Services, Diamond Therapeutics Inc., Amivas, and Biathlon Canada. Previously Chief Executive Officer of Dalton Pharma Services (to November 2023).	December 15, 2017	506,040
Dr. Guillermo Torre-Amione(2)(5) Monterrey, Mexico Director	Chair of Cardiol’s Board of Directors since July 7, 2021. President of TecSalud del Tecnológico de Monterrey, Mexico, part of the Instituto Tecnológico y de Estudios Superiorers de Monterrey, Mexico. Previously, Chief of Heart Failure Division and Medical Director of Cardiac Transplantation, Houston Methodist DeBakey Heart & Vascular Center.	August 20, 2018	259,309
Colin Stott(1)(5) Southport, United Kingdom Director	Chief Operating Officer and Director of Alterola Biotech Inc. Previously Chief Operating Officer of Alinova Biosciences Ltd. (July 2019 to December 2020). Previously Scientific Affairs Director, International and R&D Operations Director for GW Pharmaceuticals plc (from 2017 to 2019).	December 3, 2019	142,500
Jennifer Chao(2)(4)(5) New York, USA Director	Founder of CoreStrategies Management, LLC. Biopharma securities expert witness for biopharma litigation matters. Board Director for Endo Pharmaceuticals (from 2020 to 2024), and BioSpecifics Technologies Corp. (from 2015 to 2020). Previously Managing Director and Senior Lead Biotechnology Securities Analyst at Deutsche Bank.	March 15, 2022	120,000
Chris Waddick Ontario, Canada CFO & Director	Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. Executive Vice- President and CFO of Active Energy Inc., a private energy company, since January 2013 and President of NRJ Consulting Inc., a consulting company, since November 2009.	May 19, 2022	135,900
Teri Loxam(1)(3)(5) Pennsylvania, USA Director	Chief Financial Officer of Compass Pathways plc. Director and Audit Chair of Vaxcyte Inc. Previously Chief Financial Officer of Gameto. Previously Chief Operating Officer and Chief Financial Officer of Kira Pharmaceuticals (from 2021 to 2023). Previously Chief Financial Officer of SQZ Biotechnologies (from 2019 to 2021).	May 19, 2022	120,000
Timothy Garnett(5) Illinois, USA Nominee Director	Chairman of Ophirex, Inc., Board Member of Maplight Therapeutics, Inc., equity partner at Recode Health Ventures LLC, and member of the Advisory Panel of Cambridge Innovation Capital. Previously Chief Medical Officer at Eli Lilly and Company (to April 2021).	N/A	nil

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee (“CG&C Committee”).
(3)	Chair of the Audit Committee.
(4)	Chair of the CG&C Committee.
(5)	Independent.
(6)	Each current director's term expires at the Meeting.
(7)	The information as to beneficial ownership of Shares currently held was provided by the respective directors and executive officers individually, as it is not within the knowledge of the Corporation.

Biographies of Proposed Nominees For Director

David Elsley, MBA – President, Chief Executive Officer, and Director

Mr. David Elsley is a business leader with a proven track record of developing, financing, and managing all aspects of corporate development in life sciences organizations. In 1990, Mr. Elsley founded Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. Mr. Elsley assembled a team of management, directors, and scientific advisors comprising industry professionals and thought leaders from North America and Europe. He managed and directed Vasogen’s growth from start-up to an organization employing over 250 people with operations and R&D programs in Canada, the United States, and Europe. Mr. Elsley established the research and development infrastructure, partnerships, manufacturing capability, and corporate quality systems necessary to advance two anti-inflammatory therapies from concept to completion of international multi center pivotal phase III clinical trials involving 2,500 patients. Vasogen went public on the TSX and the Nasdaq, raising over $200 million to support corporate development and reached a market capitalization of over US$1 billion. Mr. Elsley holds a Master of Business Administration from the Ivey School of Business, University of Western Ontario.

Guillermo Torre-Amione, MD, PhD – Chair and Director

Board certified in Cardiovascular Disease and Advanced Heart Failure/Transplant Cardiology, Dr. Guillermo Torre Amione is former chief of the Heart Failure Division and former medical director of Cardiac Transplantation at the Houston Methodist DeBakey Heart & Vascular Center. He is a senior member at The Methodist Hospital Research Institute, full professor of medicine at the Weill Cornell Medical College of Cornell University, New York, and, more recently, became President of TecSalud, an academic medical center and medical school of the Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”) in Mexico. Dr. Torre-Amione spearheads the Gene and Judy Campbell Laboratory for Cardiac Transplant Research, where his primary areas of research include heart failure, cardiac transplantation, and the role of the immune response in modulating the progression of heart failure. He initiated a series of clinical studies that led to an FDA-approved phase II clinical trial of neurostimulation in heart failure, a novel approach to the treatment of patients with advanced heart failure. Dr. Torre-Amione received his medical degree from the ITESM and a doctorate degree in immunology from the University of Chicago. He has published more than 170 manuscripts in peer-reviewed journals. He currently divides his time between his clinical and academic activities at The Methodist Hospital and ITESM. Prior to being appointed to Cardiol’s Board of Directors, Dr. Torre-Amione was a member of the Corporation’s Scientific Advisory Board.

Peter Pekos, BSc, MSc – Director

Mr. Peter Pekos, is a veteran of the pharmaceutical services industry. In 1986, he was a founder of Dalton Pharma Services (“Dalton”) and is currently on the Board. Peter is also currently on the board of Diamond Therapeutics Inc., a developer of pharmaceutical products for mental health, Amivas, a global distributor of medicines for the treatment of malaria and Biathlon Canada. Over a period of 30 years, he directed Dalton’s growth based on strong client relationships. Dalton provides pharma and biotech clients with an array of integrated services in a world-class 42,000 square foot facility, with more than 110 employees, in the heart of one of North America’s largest biomedical clusters. This includes premium contract chemistry research, a full range of analytical support, medicinal chemistry, formulation, cGMP manufacture of solid dosage forms, and cGMP aseptic fill-in vials and syringes. Mr. Pekos was previously CEO of Dalton, guiding the evolution of the company to best serve the changing needs of its clients throughout the major global economies, including the world’s largest pharmaceutical companies. In 1983, he obtained a Chemistry/Biochemistry Double Specialist Degree with a Minor in Biology from the University of Toronto. In 1986, he completed a Master’s Degree in synthetic chemistry at York University, and with his Professor, Doug Butler, founded Dalton with a very modest amount of capital. The company used incubator facilities at York University and initially manufactured and sold specialty chemical compounds. Mr. Pekos also founded Ashbury Biologicals. Inc., a phyto-pharmaceutical company, Jupiter Consumer Products, a company that targeted the development of adult-focused confections, and several other technology-based companies focused on advanced materials and pharmaceutical development tools. Mr. Pekos was founding Chairman of ventureLAB, a Regional Innovation Center located at IBM’s York Region campus. VentureLAB guides government program delivery to support the innovation ecosystem for biotechnology and related industries in southern Ontario.

Colin G. Stott, BSc (Hons) – Director

Mr. Colin Stott is a veteran of the pharmaceutical and biotech industries, with 35 years’ experience in pre-clinical and clinical development, with specific expertise in the development of cannabinoid-based medicines, and 24 years’ experience in the field. Currently Chief Operating Officer and director of Alterola Biotech Inc., Mr. Stott is the former Scientific Affairs Director, International and R&D Operations Director for GW Pharmaceuticals plc (“GW Pharma”), a world leader in the development of cannabinoid therapeutics. As R&D Operations Director at GW Pharma for over 16 years, he was a key player in the development of their discovery and development pipeline, and was closely involved in the Marketing Authorization Application submission and approval of Sativex® and the New Drug Application submission of Epidiolex®, which was approved by the U.S. Food and Drug Administration as an orphan drug for the treatment of rare forms of paediatric epilepsy in June 2018, and the European Medicines Agency in September 2019 (as Epidyolex®). More recently, as Scientific Affairs Director, International, he was part of the Medical Affairs team responsible for the preparation of the international launch of Epidiolex®. Mr. Stott holds a BSc (Hons) in Medicinal & Pharmaceutical Chemistry and a Diploma in Industrial Studies from Loughborough University of Technology, U.K., as well as a Post Graduate Diploma in Clinical Research from the Welsh School of Pharmacy, Cardiff University, U.K. He has published over 20 research papers and is a named inventor on 19 international patent applications.

Jennifer Chao – Director

Jennifer Chao has over 25 years of experience in the biotech and life sciences industries focused primarily on finance and corporate strategy. She is Managing Partner of CoreStrategies Management, LLC, a company she founded in 2008 to provide transformational corporate and financial strategies to biotech/life science companies for maximizing core valuation. Ms. Chao also serves as a biopharma securities expert witness for high-level biopharma litigation matters, working with large economic consulting firms and law firms on major cases primarily involving material disclosure, fair disclosure, valuation, and insider trading. Ms. Chao served as Chairman of BioSpecifics Technologies Corp. (BioSpecifics) from October 2019 until its acquisition by Endo International plc for approximately U.S. $660 million in December 2020. She has served as Chair of BioSpecifics’ Compensation Committee and served as a member of the Audit Committee, Strategy Committee, Intellectual Property Committee, and Nominating and Corporate Governance Committee from 2015 to 2020, and on the boards of public and non-profit entities. Ms. Chao is a former Lead Securities Analyst and Managing Director for Deutsche Bank, Royal Bank of Canada, and Leerink Swann & Company known for differentiated fundamentals securities analysis and high visibility coverage of game changing technologies, paradigm shifting treatment algorithms, industry trends and portfolio risk/reward management. Ms. Chao was a research fellow at Massachusetts General Hospital/Harvard Medical School, a recipient of the BioMedical Research Career Award, and received her B.A. in Politics and Greek Classics from New York University.

Chris Waddick, MBA, CPA, CA – Chief Financial Officer, Corporate Secretary, Director

Mr. Chris Waddick has over thirty years of experience in financial and executive roles in the biotechnology and energy industries, with substantial knowledge of public company management and corporate governance, and in designing, building, and managing financial processes, procedures, and infrastructure. Mr. Waddick has served as Chief Financial Officer and Corporate Secretary of Cardiol since August 16, 2018. He serves as Executive Vice President and Chief Financial Officer for a private Ontario energy company where he was retained by the shareholders to refinance the company and establish a new strategic direction, as well as the appropriate financial infrastructure. Mr. Waddick spent more than twelve years at Vasogen Inc., a biotechnology company focused on the research and commercial development of novel therapeutics for the treatment of heart failure and other inflammatory conditions. While serving as Chief Financial Officer and Chief Operating Officer, the company grew from start up to an organization employing over 250 employees that established the necessary systems and infrastructure to advance an anti-inflammatory therapy through to the completion of an international multi-center pivotal trial involving 2,500 patients. Vasogen went public on the TSX and the NASDAQ, raising over $200 million to support corporate development and reached a market capitalization of over US$ 1 billion. Prior to Vasogen, he held progressively senior financial positions at Magna International Inc. and Union Gas Limited. Mr. Waddick is a CPA and earned a business degree from Wilfrid Laurier University and a Master of Business Administration from York University.

Teri Loxam, MBA – Director

Teri Loxam has over 25 years of experience in the pharmaceutical, life sciences, and TMT industries with diverse roles spanning strategy, investor relations, finance, and communications. Ms. Loxam is the Chief Financial Officer of Compass Pathways plc (Nasdaq: CMPS), a biotechnology company dedicated to accelerating patient access to evidence-based innovation in mental health. Ms. Loxam previously served as Chief Financial Officer of Gameto, a biotechnology company using cell engineering to develop therapeutics for diseases of the female reproductive system. In this role, Ms. Loxam oversaw the financial function, as well as playing a key role in overall company strategy. Prior to joining Gameto, Ms. Loxam was Chief Operating Officer and Chief Financial Officer at Kira Pharmaceuticals, a clinical-stage biotech company developing transformative therapies for people with complement-mediated diseases. Prior to joining Kira, Ms. Loxam served as Chief Financial Officer at SQZ Biotech where she led the company’s financial operations, investor relations and communications/public relations functions. While at SQZ, she was instrumental in helping the company raise over $200M in private and public funding, including taking the company public through an IPO on the NYSE in October 2020. Prior to joining SQZ, Ms. Loxam held various positions at Merck, IMAX Corporation, and Bristol-Myers Squibb across strategy, investor relations, treasury, and communications. She started her career as a marine biologist and worked at Sea World of San Diego before making a transition into business. Ms. Loxam is a member of the board of directors and audit chair of Vaxcyte, Inc. (Nasdaq: PCVX). She holds an MBA from the University of California, Irvine, and a Bachelor of Science degree in Biology from the University of Victoria, B.C., Canada.

Timothy Garnett – Nominee Director

Tim Garnett M.D. is a distinguished veteran of the pharmaceutical industry. Dr. Garnett spent over 20 years at Eli Lilly and Company in roles of increasing responsibility including serving as Chief Medical Officer from 2008 until 2021. At Eli Lilly he led the successful development of therapeutics in women’s health care, endocrinology, and neuroscience through regulatory approval and successful launch in many countries including the U.S., Europe, China, and Japan. Dr. Garnett has extensive experience leading clinical development and in portfolio management, medical, regulatory, and safety functions, and he has a strategic understanding of the landscape for metabolic therapeutics. He is currently Board Chair of Ophirex, a public benefit corporation focused on developing an affordable, accessible, oral antivenom treatment for immediate use anywhere a bite occurs and is a Board member of MapLight Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on improving the lives of patients suffering from debilitating brain disorders. In addition, Dr. Garnett is also a member of the Advisory Panel of Cambridge Innovation Capital and an equity partner at Recode Health Ventures LLC. He holds a Bachelor of Medicine, Bachelor of Surgery (MBBS), is a Fellow of the Faculty of Pharmaceutical Medicine (FFPM), and a Fellow of the Royal College of Obstetricians and Gynaecologists (FRCOG).

Corporate Cease-Trade Orders

To the knowledge of management of the Corporation, none of the Directors or executive officers has, within the ten years prior to the date of this Circular, been a director, chief executive officer, or chief financial officer of any company (including Cardiol) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease-trade order, an order similar to a cease-trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

Other than as provided below, none of the Directors or executive officers has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

Ms. Chao was a director of Endo International plc in August 2022, when it voluntarily filed a petition for Chapter 11 bankruptcy protection in the US Bankruptcy Court for the Southern District of New York. In connection with the Chapter 11 filing, Endo entered into a Restructuring Support Agreement with senior secured debtholders. In March 2024, the US Bankruptcy Court for the Southern District of New York approved a proposed plan of reorganization that included the sale of substantially all of the assets of Endo International plc to a newly formed entity, Endo, Inc. In April 2024, Endo, Inc. completed the acquisition of substantially all of the assets of Endo International plc.

Penalties or Sanctions

To the knowledge of management of the Corporation, no Director or executive officer of the Corporation or Shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has:

•	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Majority Voting Policy

The Corporation has adopted a Majority Voting Policy (the “Majority Voting Policy”) for director elections that applies at this Meeting and at any meeting of the Corporation’s Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Board promptly following the applicable shareholders’ meeting. Following receipt of the resignation, the CG&C Committee will consider whether or not to accept the offer of resignation and make a recommendation to the Board. Within 90 days following the applicable shareholders’ meeting, the Board shall publicly disclose their decision whether or not to accept the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the CG&C Committee at which the resignation is considered. A copy of the Majority Voting Policy is available on the Corporation’s website at www.cardiolrx.com.

APPOINTMENT AND REMUNERATION OF AUDITORS

At the Meeting, the Board proposes to appoint BDO Canada LLP ("BDO"), Chartered Professional Accountants, of 360 Oakville Place Drive, Suite 500, Oakville, ON L6H 6K8, as auditors of the Corporation and to authorize remuneration to be fixed by the Board. BDO will hold office until the next annual general meeting of the Shareholders or until its successor is appointed. BDO were first appointed as the auditors of the Corporation on January 12, 2018.

The Board recommends that Shareholders vote in favour of the appointment of BDO as auditors of the Corporation. In the absence of contrary instructions, the Management Representatives named in the accompanying Proxy intend to vote any Shares represented by such Proxies FOR the re-appointment of BDO as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.

OTHER MATTERS

Management of the Corporation is not aware of any amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the form of proxy furnished by the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis describes and explains the Corporation's policies and practices with respect to the compensation of the Corporation's named executive officers (collectively the "NEOs") for the financial years ended December 31, 2024, December 31, 2023, and December 31, 2022.

Executive Compensation

In accordance with the provisions of applicable securities legislation, the Corporation's four NEOs during the financial year ended December 31, 2024, were: Mr. David Elsley, the President and Chief Executive Officer, Mr. Chris Waddick, the Chief Financial Officer and Corporate Secretary, Mr. Bernard Lim, the Chief Operating Officer, and Dr. Andrew Hamer, the Chief Medical Officer and Head of Research & Development.

The CG&C Committee determines the compensation of the Corporation's NEOs and the Directors of the Corporation with a view to ensuring that the remuneration appropriately reflects the responsibilities and risks involved in being an effective executive officer and/or director of the Corporation. The CG&C Committee periodically reviews the Corporation's compensation philosophy and objectives taking into consideration various factors discussed below.

A summary of the compensation received by the NEOs for the financial years ended December 31, 2024, December 31, 2023, and December 31, 2022, is provided under the heading "Summary Compensation Table" below. A summary of the compensation received by the non-NEO directors of the Corporation for the financial year ended December 31, 2024, is provided under the heading "Compensation of Directors" below.

Nature and Responsibilities of the Corporate Governance and Compensation Committee

The CG&C Committee is responsible for making recommendations to the Board with respect to, among other things: executive and director compensation, including reviewing and determining director compensation, overseeing the Corporation's base compensation structure and equity-based compensation program, recommending compensation of the Corporation's officers and employees and evaluating the performance of officers generally and in light of annual goals and objectives and any changes with a view to providing competitive compensation programs which attract, motivate, and retain high-caliber individuals.

The CG&C Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Corporation's senior management. The CG&C Committee reviews the compensation of senior management on an annual basis taking into account compensation paid by other issuers of similar size and activity. A copy of the CG&C Committee Mandate can be found on the Corporation's website at www.cardiolrx.com.

Recommendations of the CG&C Committee are referred to the Board for approval, modification, or amendment.

Composition of the Corporate Governance and Compensation Committee

The CG&C Committee members are Jennifer Chao (Chair), Dr. Guillermo Torre-Amione, and Peter Pekos, each of whom is a Director and independent (within the meaning of section 1.4 of NI 52-110).

The majority of the members of the CG&C Committee have direct experience which is relevant to their responsibilities in executive compensation as they have been previously, and are currently, involved with compensation matters at other companies, both public and private, of which they are directors.

Skills and experience that enable the CG&C Committee to make decisions on the suitability of the Corporation’s compensation policies and practice include:

Jennifer Chao:	Ms. Chao is founder of CoreStrategies Management, LLC, providing strategic consulting to biotech and healthcare companies, and serves as a high-level securities litigation expert witness. Former biotech securities Lead Analyst and Managing Director covering small- mid- and large-cap U.S. companies with global coverage, and has served as a Board Director, Chairman, and committee chair on several biotech companies. Ms. Chao served as Chairman of BioSpecifics Technologies, Corp., and served as Chair of the Compensation Committee and Chair of the Executive Search Committee, and as a member of BioSpecifics’ Audit and Nominating Corporate Governance Committees. Ms. Chao served as a Director on Endo’s board as a member of the Audit and Compliance Committees, and as a Director on the board of Edesa Biotech, serving as Chair of the Nominating and Corporate Governance Committee and member of the Audit Committee.

Dr. Guillermo Torre-Amione:	Dr. Torre-Amione currently serves as Chair of Cardiol’s Board of Directors. He is the President of TecSalud del Tecnológico de Monterrey, Mexico, part of the Instituto Tecnológico y de Estudios Superiorers de Monterrey, Mexico. He was previously Chief of Heart Failure Division and Medical Director of Cardiac Transplantation, Houston Methodist DeBakey Heart & Vascular Center.

Peter Pekos:	Mr. Pekos is a veteran of the pharmaceutical services industry. In 1986, he was a founder of Dalton Pharma Services. Mr. Pekos is currently on the board of Dalton Pharma Services, Diamond Therapeutics Inc., a developer of pharmaceutical products for mental health as well as Amivas, a global distributor of medicines for the treatment of malaria, and Biathlon Canada. Mr. Pekos was previously on the board of and was founding Chairman of ventureLAB, a Regional Innovation Center located at IBM’s York Region campus.

To ensure the effectiveness of the CG&C Committee’s oversight in determining executive compensation, the members of the CG&C Committee are independent. See "Particulars Of Matters To Be Acted Upon Election of Directors – Biographies of Directors" for additional education and experience of the Corporation's CG&C Committee members standing for re-election to the Board.

Philosophy and Objectives of the Compensation Program

The Corporation’s compensation practices are designed to retain, motivate, and reward our executive officers for their performance and contribution to our long-term success. The Board seeks to compensate executive officers by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives and to align executive officers’ incentives with the Corporation’s performance. The Corporation seeks to tie individual goals to the area of the senior executive officer’s primary responsibility. These goals may include the achievement of specific financial or business development goals. Corporation performance goals are based on the Corporation’s financial performance during the applicable financial year.

In order to achieve our growth objectives, attracting and retaining the right team members is critical. A key part of this is a well-thought-out compensation plan that attracts high performers and compensates them for continued achievements. Many of the Corporation’s team members will participate in the Omnibus Equity Incentive Plan (the “Omnibus Equity Incentive Plan”) (or its predecessor, the “Equity Compensation Plan”), driving retention and ownership. Communicating clear and concrete criteria and processes for merit-based increases and bonuses will also motivate the entire team to achieve individual and corporate goals.

Elements of Compensation

The Corporation’s executive compensation program consists primarily of three elements: base salary, annual bonuses, and long-term equity incentives granted under the Omnibus Equity Incentive Plan.

Base Salary

Base salaries for executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account compensation paid by other companies in the industry for similar positions and the overall market demand for such executives at the time of hire. The Corporation does not actively benchmark its compensation to other companies but has reviewed the public disclosure available for other comparable clinical stage biopharmaceutical companies to assist in determining the competitiveness of base salary, bonuses, benefits, and long-term equity incentives paid to the executive officers of the Corporation. An executive officer’s base salary is determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation is in line with the Corporation’s overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

Bonus Plans

The Corporation’s compensation program includes eligibility for annual incentive cash bonuses. The range of potential bonuses is based on a percentage of base salary and is reviewed annually. NEO bonuses include corporate and financial performance targets, which may include the implementation of new strategic initiatives, the development of innovations, team building, the ability to manage the costs of the business, and other factors.

Equity Compensation

The Omnibus Equity Incentive Plan which allows for the grant and issue, from time to time, of Options, Performance Share Units, Restricted Share Units, Deferred Share Units, and/or other share-based awards (collectively, the “Awards”) pursuant to the terms and conditions of the Omnibus Equity Incentive Plan. The Awards may be issued or granted to a “Non-Executive Employee”, an “Independent Director”, or a “Consultant”, as such terms are defined under the Omnibus Equity Incentive Plan or the Equity Compensation Plan. The purpose of the Omnibus Equity Incentive Plan is to enable the Corporation to issue different types of securities to Directors, Employees and Consultants primarily as a means to conserve cash for its operations.

See “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION – Omnibus Equity Incentive Plan”.

The Board of Directors is responsible for administering the Omnibus Equity Incentive Plan. The CG&C Committee is responsible for making recommendations to the Board of Directors in respect of matters relating to the Omnibus Equity Incentive Plan, subject to the CG&C Committee’s ability to delegate certain functions to a director or officer.

Determination of Compensation

The CG&C Committee is, among other things, responsible for determining all forms of compensation and for evaluating the Chief Executive Officer's performance and for reviewing and approving the recommendations of the Chief Executive Officer to the Board for the other NEOs.

The appropriate quantum and form of compensation for the NEOs has been based on their qualifications, level of experience, and the compensation being paid to comparable executives in the Corporation's peer groups. In making compensation recommendations to the Board in respect of these elements, the CG&C Committee considers both the cumulative compensation being granted to executives, as well as internal comparisons among the Corporation's executives. The CG&C Committee reviews and approves recommendations of the Chief Executive Officer to the Board for the performance of each NEO at the year end.

Base Salaries

Base salaries or equivalent consulting fees for the NEOs are generally fixed by the Board following recommendations from the CG&C Committee. Increases or decreases on a year-over-year basis are dependent on the CG&C Committee's assessment of the performance of the Corporation overall, the Corporation's projects, and the individual's overall performance and skills. In determining such amounts, the CG&C Committee generally balances the compensation objectives set out herein including the experience, skill, and scope of responsibility of the executive with the goal of keeping cash compensation for its executive officers within the range of cash compensation paid by companies of similar size and industry.

Options, Restricted Share Units, Performance Share Units, Deferred Share Units or Other Share-Based Awards

Long-term equity incentive compensation in the form of Awards comprises a significant portion of overall compensation for the NEOs and the Board. The CG&C Committee believes that this is appropriate because it creates a strong correlation between variations in the Corporation's Share price and the compensation of its executives, thereby aligning the interests of the Corporation's executives and Shareholders.

The Omnibus Equity Incentive Plan provides that Awards will be issued pursuant to stock option or share-based award agreements to directors, officers, employees, or consultants of the Corporation or a subsidiary of the Corporation. The grant of Awards to executive officers is determined by the Board as recommended by the CG&C Committee. Awards assist the Corporation in attracting, motivating, and retaining top talent. The Corporation has used initial larger one-time grants to recruit new executives and directors and ensure that the NEOs have a significant stake in the performance of the Corporation. The CG&C Committee reviews the Awards schedule periodically during each financial year and the contributions made to the Corporation by executive officers to determine whether additional Awards grants should be made. Previous grants of Awards are taken into account when considering new grants. The term of the options encourages the long-term retention of the Corporation's officers, employees, and consultants.

Discussions by the CG&C Committee and subsequently by the Board are not dependent on or determined by formal analyses, criteria, benchmarking, or objectives and are not linked in any quantitative way to the Corporation's Share price quoted on the Toronto Stock Exchange (“TSX”) or the Nasdaq Capital Market (“Nasdaq”). Rather, the Corporation relies on the knowledge and experience of the directors who sit on the CG&C Committee, together with background information on other similar companies in determining appropriate amounts for each element of the compensation package for the Chief Executive Officer and for reviewing and approving the recommendations of the Chief Executive Officer to the Board for the other NEOs.

Assessment of Risks Associated with the Corporation's Compensation Policies and Practices

The Board, based on recommendations from the CG&C Committee, assesses the Corporation's compensation plans and programs for its executive officers to ensure alignment with the Corporation's business plan and to evaluate the potential risks associated with those plans and programs. The CG&C Committee will ensure that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Corporation.

The CG&C Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans, and programs are generally implemented by or at the direction of the CG&C Committee.

Share-Based and Option-Based Awards

For information on the Corporation's option-based awards, refer to the heading "Compensation Discussion and Analysis – Determination of Compensation – Options, Restricted Share Units, Performance Share Units, Deferred Share Units or Other Share-Based Awards" in this Circular.

Compensation Governance

For information on the Corporation's compensation governance, refer to the heading "Compensation Discussion and Analysis – Executive Compensation" in this Circular.

PERFORMANCE GRAPH

The following graph compares the year-end investment value of the total cumulative shareholder return for $100 invested in Shares of the Corporation against the cumulative total return of the S&P/TSX Composite Index since December 31, 2019, until the fiscal year ended December 31, 2024.

Fiscal Year	CRDL	S&P/TSX
December 31, 2019	100.00	100.00
December 31, 2020	60.70	102.17
December 31, 2021	50.87	124.38
December 31, 2022	15.07	113.61
December 31, 2023	24.02	122.83
December 31, 2024	40.39	144.92

Summary Compensation Table

The following table sets out certain information respecting the compensation paid for the financial years ended December 31, 2024, 2023, and 2022 to NEOs of the Corporation:

			Share		Option	Non-equity incentive compensation ($) (f)
Name and principal position (a)	Year (b)	Salary ($) (c)	based Awards ($) (d)		based Awards ($)(1) (e)	Annual incentive plans (f1)	Long-term incentive plans (f2)	Pension value ($) (g)	All other compensation ($) (h)		Total compensation ($) (i)
Mr. David Elsley President and Chief Executive Officer	2024	525,000	928,200	(4)	Nil	262,500	Nil	Nil	Nil		1,715,700
	2023	525,000	Nil		Nil	223,100	Nil	Nil	Nil		748,100
	2022	525,000	Nil		Nil	128,800	Nil	Nil	Nil		653,800
Mr. Chris Waddick Chief Financial Officer and Corporate Secretary	2024	220,000	741,000	(4)	Nil	88,000	Nil	Nil	Nil		1,049,000
	2023	220,000	Nil		Nil	74,800	Nil	Nil	Nil		294,800
	2022	206,250	536,077	(1)(2)	Nil	41,800	Nil	Nil	Nil		784,127
Bernard Lim Chief Operating Officer	2024	385,000	741,000	(4)	Nil	154,000	Nil	Nil	Nil		1,280,000
	2023	385,000	Nil		Nil	130,900	Nil	Nil	Nil		515,900
	2022	360,937	364,202	(1)(2)	Nil	55,000	Nil	Nil	Nil		780,139
Dr. Andrew Hamer Chief Medical Officer and Head of Research and Development	2024	565,094	741,000	(4)	Nil	222,519	Nil	Nil	Nil		1,528,613
	2023	556,793	Nil		Nil	189,770	Nil	Nil	Nil		746,653
	2022	375,965	373,757	(1)(2)	Nil	Nil	Nil	Nil	119,024	(3)	950,246

Notes:

(1)	During the year ended December 31, 2022, the Corporation cancelled 1,300,000 stock options held by certain officers of the Corporation and issued 1,358,789 RSUs of the Corporation to replace the cancelled stock options. The incremental fair value of the RSUs over the cancelled stock option is shown as Share Based Awards. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The RSUs were measured at the Corporation’s share price of $1.41 on the grant date. The RSUs vest in line with the stock options they replaced.

(2)	Included in share-based awards are additional RSU grants. The RSUs associated with these agreements vest one year from grant date and were valued equal to the closing price on the TSX on the date of grant.

(3)	These amounts paid to Dr. Hamer prior to March 29, 2022, were pursuant to his management consulting agreement with the Corporation. As of March 29, 2022, Dr. Hamer became an employee of the Corporation and began to receive a salary.

(4)	Included in share-based awards are RSU Grants. A portion of the RSUs associated with these agreements vested immediately, with the remaining RSUs vesting equally over three years. The RSUs were valued equal to the closing price on the TSX on the date of grant.

Incentive Based Awards

The Corporation has an Omnibus Equity Incentive Plan in place, which was established to provide incentive to qualified parties to increase their equity interest in the Corporation and thereby encourage their continuing association with the Corporation. The grant of Awards to executive officers is determined by the Board of Directors upon recommendation by the CG&C Committee. The CG&C Committee proposes Awards grants based on such criteria as performance, previous grants, and hiring incentives. All grants require approval of the Board. The Omnibus Equity Incentive Plan is administered by the Board and provides that Options or share-based awards may be issued to directors, officers, employees, or consultants of the Corporation or a subsidiary of the Corporation. Due to the adoption of the Omnibus Equity Incentive Plan, no further Awards have been or will be granted under the Equity Compensation Plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the NEOs which were outstanding as at December 31, 2024:

	Option–based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money- options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Mr. David Elsley	325,000	3.59	December 8, 2026	Nil	282,000	521,700	138,750
Mr. Chris Waddick	Nil	N/A	N/A	Nil	210,000	388,500	1,181,948
Mr. Bernard Lim	Nil	N/A	N/A	Nil	210,000	388,500	950,882
Dr. Andrew Hamer	Nil	N/A	N/A	Nil	343,334	635,168	Nil

Note:

(1)	Based on the difference between the exercise price of the Option and the closing market price of the Corporation’s Shares on the TSX on December 31, 2024, of $1.85.

(2)	Based on the closing market price of the Corporation’s Shares on the TSX on December 31, 2024, of $1.85.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of all incentive plan awards vested in or earned by the NEOs during the year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. David Elsley	Nil	195,000	Nil
Mr. Chris Waddick	Nil	265,500	Nil
Mr. Bernard Lim	Nil	279,600	Nil
Dr. Andrew Hamer	Nil	383,000	Nil

Note:

(1)	The exercise price of the Options granted during the year was equal to or in excess of the market price of the Corporation’s Shares on the date the Options were granted and accordingly the value vested or earned is nil.

(2)	The value of share-based awards is measured at the Corporation’s share price on the grant date.

Pension Plan Benefits

The Corporation does not have any pension or retirement plan in place.

Termination and Change of Control Benefits

The Corporation has entered into a written agreement with each NEO that sets out the terms of his relationship as a consultant or employee, including the NEO’s entitlement in the event of the cessation of employment.

The Corporation is not party to any contracts and has not entered into any plans or arrangements which require compensation to be paid to a NEO in the event of resignation, retirement, a change in control of the Corporation, or a change in a NEO’s responsibilities. No other management functions of the Corporation are performed to any substantial degree by any person or corporation other than the directors and officers of the Corporation.

In the event of the Corporation terminating Mr. David Elsley without cause, the Corporation is required to provide written notice of termination, payment in lieu of notice, or any combination thereof equal to 24 months. If the Corporation elects to provide payment in lieu of notice, it shall be based solely upon the following: (i) annual base salary; and (ii) an additional 10% for loss of fringe benefits. In the event of the Corporation terminating Mr. Chris Waddick without cause, the Corporation is required to provide the greater of: (i) 12 months’ regular salary; or (ii) written notice of termination, payment in lieu of notice, or any combination thereof pursuant to the Ontario Employments Standards Act, 2000. In the event of the Corporation terminating Mr. Bernard Lim without cause, the Corporation is required to provide the greater of: (i) written notice of termination, payment in lieu of notice, or any combination thereof equal to three months; or (ii) written notice of termination, payment in lieu of notice, or any combination thereof pursuant to the Ontario Employment Standards Act, 2000. In the event of the Corporation terminating Dr. Andrew Hamer without cause, the Corporation is required to provide written notice of termination, payment in lieu of notice, or any combination thereof equal to 24 months.

Compensation of Directors

The Corporation’s policy with respect to directors’ compensation was developed by Management and approved by the Board, to be managed and refined in the future, as necessary, by the CG&C Committee. Directors of the Corporation who are also officers or employees of the Corporation are not compensated for their service on the Board. The following table sets out certain information respecting the compensation paid to Directors who were not NEOs for the financial year ended December 31, 2024. Mr. Elsley and Mr. Waddick were Directors and NEOs during the year ended December 31, 2024. Any compensation received by them in their capacities as directors of the Corporation is reflected in the Summary Compensation Table in this Circular.

Director Compensation Table

The following table sets forth compensation paid to directors in the financial years ending December 31, 2024, and who were not also officers, employees, or NEOs of the Corporation.

Name and principal position (a)	Year (b)	Fees earned ($) (c)	Share based Awards ($)(1) (d)	Option based Awards ($) (e)	Non- equity incentive compensation ($) (f)	Pension value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
Dr. Guillermo Torre-Amione	2024	122,861	260,000	Nil	Nil	Nil	Nil	382,861
Mr. Peter Pekos	2024	71,743	260,000	Nil	Nil	Nil	Nil	331,743
Mr. Colin Stott	2024	73,542	260,000	Nil	Nil	Nil	Nil	333,542
Mr. Michael Willner	2024	79,858	260,000	Nil	Nil	Nil	Nil	339,858
Ms. Jennifer Chao	2024	88,137	315,812 (2)	Nil	Nil	Nil	Nil	403,949
Ms. Teri Loxam	2024	90,865	260,000	Nil	Nil	Nil	Nil	350,865

Notes:

(1)	Included in share-based awards are RSU Grants. A portion of the RSUs associated with these agreements vested immediately, with the remaining RSUs vesting equally over three years. The RSUs were valued equal to the closing price on the TSX on the date of grant.

(2)	The Corporation cancelled stock options held by Ms. Chao and issued RSUs to replace the cancelled stock options. The incremental fair value of the RSUs over the cancelled stock option is shown as Share Based Awards. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The RSUs were measured at the Corporation’s share price on the TSX on the grant date. The RSUs vest in line with the stock options they replaced.

Board Retainers or Cash Compensation

In the Board's view, board retainers or cash compensation should be determined based on the requirements of the members of the board of a clinical-stage biopharmaceutical company, as well as a subjective assessment of the compensation the individual could reasonably expect to receive from the Corporation's peers and upon the Corporation's capacity to pay.

The CG&C Committee intends to review the Board retainers or cash compensation annually to ensure they remain externally competitive. At the same time, there is an expectation that individual members of the Board be accountable and that a review process is a necessary part of that accountability.

Outstanding Share-Based & Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to Directors of the Corporation who were not officers, employees, or NEOs and which were outstanding as at December 31, 2024:

	Option–based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money- options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Dr. Guillermo Torre-Amione	Nil	N/A	N/A	Nil	40,000	74,000	111,000
Mr. Peter Pekos	Nil	N/A	N/A	Nil	40,000	74,000	237,090
Mr. Colin Stott	Nil	N/A	N/A	Nil	40,000	74,000	111,000
Mr. Michael Willner	100,000	2.12	August 19, 2025	Nil	40,000	74,000	Nil
Ms. Jennifer Chao	Nil	N/A	N/A	Nil	60,000	111,000	Nil
Ms. Teri Loxam	60,000	1.46	May 12, 2027	Nil	40,000	74,000	Nil

Note:

(1)	Based on the difference between the exercise price of the Option and the closing market price of the Corporation's Shares on the TSX on December 31, 2024, of $1.85.

(2)	Based on the closing market price of the Corporation’s Shares on the TSX on December 31, 2024, of $1.85.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the particulars of all incentive plan awards vested or earned by Directors who were not NEOs during the year ended December 31, 2024.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)		Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Guillermo Torre-Amione	Nil	156,000		Nil
Mr. Peter Pekos	Nil	156,000		Nil
Ms. Jennifer Chao	Nil	193,208	(3)	Nil
Ms. Teri Loxam	Nil	156,000		Nil
Mr. Colin Stott	Nil	156,000		Nil
Mr. Michael Willner	Nil	184,544		Nil

Note:

(1)	The exercise price of Options granted during the 2024 fiscal year was equal to or in excess of the market price of the Corporation's Shares on the date the Options were granted and accordingly the value vested or earned is nil.

(2)	The value of share-based awards is measured at the Corporation’s share price on the grant date.

(3)	The Corporation cancelled stock options held by Ms. Chao and issued RSUs to replace the cancelled stock options. The incremental fair value of the RSUs over the cancelled stock option is shown as Share Based Awards. The cancelled stock options were revalued as of the grant date of the RSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their times to maturity. The RSUs were measured at the Corporation’s share price on the TSX on the grant date. The RSUs vest in line with the stock options they replaced.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2024:

Equity Compensation Plan Information

	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights		(b) Weighted-average exercise price of outstanding options, warrants, and rights(1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,339,799	(2)	$2.76	6,051,549
Equity compensation plans not approved by security holders	N/A		N/A	N/A
TOTAL	6,339,799		$2.76	6,051,549

Note:

(1)	Note the weighted average exercise price is only applicable to Options outstanding under the equity compensation plans. Other rights (RSUs and PSUs) do not contain exercise prices and have been excluded from the calculation.

(2)	This includes Shares issuable on exercise of (i) outstanding options issued pursuant to the Equity Compensation Plan, (ii) outstanding options issued pursuant to the Omnibus Equity Compensation Plan, and (iii) outstanding PSUs and RSUs issued pursuant to the Omnibus Equity Incentive Plan (assuming each outstanding PSU and/or RSU is redeemed for Shares). See “Omnibus Equity Incentive Plan” and “Equity Compensation Plan” below.

The following table outlines the burn rate for the Omnibus Equity Incentive Plan and Equity Compensation Plan for the years ended December 31, 2022, December 31, 2023, and December 31, 2024.

Year	Burn Rate for Equity Compensation Plan	Burn Rate for Omnibus Equity Incentive Plan
2024	N/A	9.9%
2023	N/A	7.7%
2022	N/A	4.2%

Note:

(1)	The burn rate is calculated by dividing the number of awards granted under each plan during the fiscal year, by the weighted average number of shares outstanding for such fiscal year.

Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is administered by the Board, and the Board has the authority to interpret the Omnibus Equity Incentive Plan, including in respect of any award granted thereunder. The Omnibus Equity Incentive Plan permits the Board to approve awards of options, RSUs, PSUs, DSUs or other share-based awards to eligible participants.

Shares Subject to the Omnibus Equity Incentive Plan

The Omnibus Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Shares), provides that the aggregate maximum number of Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 15% of the Corporation’s issued and outstanding Shares from time to time (including Shares reserved for issuance in respect of 240,000 Options outstanding under the Equity Compensation Plan and in respect of any other security-based compensation arrangement). The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Shares covered by awards which have been exercised, settled, or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

The Omnibus Equity Incentive Plan does not provide for a maximum number of Shares any one individual or company, other than an insider, may be entitled to receive pursuant to the Omnibus Equity Incentive Plan and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Outstanding Securities Awarded:

As of the date hereof, the total number of Shares issuable upon exercise of any awards granted under the Omnibus Equity Incentive Plan is 7,259,799 Shares (representing approximately 8.79% of the Shares outstanding). This assumes that each outstanding Option, RSU, and PSU are redeemed for Shares.

Remaining Securities Available for Grant:

As of the date hereof, the number of Shares available for issuance pursuant to future awards granted under the Omnibus Equity Incentive Plan is 4,894,549 Shares (representing approximately 5.92% of the Shares outstanding).

Insider Participation Limit

The Omnibus Equity Incentive Plan provides that the aggregate number of Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Shares and (b) issued to insiders within any one-year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Shares.

Administration of the Omnibus Equity Incentive Plan

The Plan Administrator (as defined in the Omnibus Equity Incentive Plan) is determined by the Board, and is initially the Board. The Omnibus Equity Incentive Plan may in the future be administered by a committee of the Board. That committee may in turn sub delegate certain functions to an officer or director. The Plan Administrator determines which directors, officers, consultants, and employees are eligible to receive awards under the Omnibus Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

Eligibility

All directors, employees, and consultants of the Corporation and future subsidiaries, if any, are eligible to participate in the Omnibus Equity Incentive Plan (referred to as “Participants”). The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs, DSUs and other share-based awards may be made under the Omnibus Equity Incentive Plan, as further summarized below. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement, and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Equity Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Omnibus Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel, or modify outstanding awards, and waive any condition imposed with respect to awards or Shares issued pursuant to awards.

Options (“Options”)

An Option entitles a holder thereof to purchase a prescribed number of treasury Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the five-day volume weighted average closing price (the “5-day VWAP”) of the Shares on the TSX for the five trading days immediately preceding the date of grant (for the purposes of this section, the “Market Price”). Subject to any accelerated termination as set forth in the Omnibus Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Corporation and the Participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A Participant may, with the consent of the Corporation, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Equity Incentive Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a payment for services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Equity Incentive Plan will be calculated by dividing (a) the amount of the payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs.

Upon settlement, holders will redeem each vested RSU for one Share in respect of each vested RSU (or, at the election of the holder and subject to the approval of the Plan Administrator, a cash payment or a combination of Shares and cash). Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

Performance Share Units (“PSUs”)

A PSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Shares and cash. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date. Subject to the provisions of the Omnibus Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Share shall be issued, or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units (“DSUs”)

A DSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board that are to be payable in the form of DSUs. In addition, a Participant may, with the Corporation’s consent, be given, subject to the provisions of the Omnibus Equity Incentive Plan, the right to elect to receive a portion of the compensation owing to them in the form of DSUs.

Share-based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the issuance of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs, and DSUs shall be credited, in accordance with the terms of the Omnibus Equity Incentive Plan, with dividend equivalents in the form of additional RSUs, PSUs, and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Shares.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Omnibus Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond ten years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Omnibus Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Financial Assistance

The Omnibus Equity Compensation Plan does not provide for the Corporation to give financial assistance to facilitate the purchases under the plan.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the Omnibus Equity Plan Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a Participant’s applicable employment agreement, award agreement or other written agreement:

●	Termination for Cause / Resignation: Any Option or other award held by the Participant that has not been exercised, surrendered, or settled as of the Termination Date (as defined in the Omnibus Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

●	Termination without Cause: Any unvested Option or other award which would otherwise vest or become exercisable in accordance with its terms based solely on the Participant remaining in the service of the Corporation on or prior to the date that is 90 days after the Termination Date shall immediately vest. Any vested Options may be exercised by the Participant within the time period contemplated by the Omnibus Equity Incentive Plan.

●	Death or Disability: Any award that is held by the Participant that has not vested as of the date of the death or disability (as defined under the Omnibus Equity Incentive Plan) of such Participant shall vest on such date. Any vested Options may be exercised by the Participant, or Participant’s beneficiary or legal representative (as applicable), within the time period contemplated by the Omnibus Equity Incentive Plan.

●	Retirement: Any (i) outstanding award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the Omnibus Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Options may be exercised by the Participant within the time period contemplated by the Omnibus Equity Incentive Plan.

Change in Control

Under the Omnibus Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined in the Omnibus Equity Inventive Plan), a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause (as defined in the Omnibus Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)	any vested awards may be exercised, surrendered to the Corporation, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered, or settled at the end of such period being immediately forfeited and cancelled.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Omnibus Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant’s death.

Amendments to the Omnibus Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Shares, amend, modify, change, suspend or terminate the Omnibus Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders will be required to effect any of the following amendments to the Omnibus Equity Incentive Plan:

(a)	increasing the number of Shares reserved for issuance under the Omnibus Equity Incentive Plan, except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	increasing or removing the 10% limits on Shares issuable or issued to insiders;

(c)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(d)	extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond ten years from its date of grant (except where an expiry date would have fallen within a blackout period);

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible Participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the Omnibus Equity Incentive Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the Participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Equity Compensation Plan

The Corporation's Equity Compensation Plan dated June 1, 2020, is a "rolling" stock option plan that allows the Corporation to grant share-based awards as well. “Award” means, individually or collectively, a grant under this Equity Compensation Plan of either options or share-based awards, in each case subject to the terms of the Equity Compensation Plan. A description of the Equity Compensation Plan in accordance with the disclosure requirements of the TSX is set out below. Due to adoption of the Omnibus Equity Incentive Plan, no Options or share-based awards have been granted under the Equity Incentive Plan since May 21, 2021.

Eligible Participants: Directors, Employees, and Service Providers (as those terms are defined in the Equity Compensation) are eligible to be granted options and share-based awards under the Equity Compensation Plan and are Participants.

Plan Maximum: The number of Shares which may be issued pursuant to options granted under the Equity Compensation Plan may not exceed 10% of the issued Shares from time to time. Shares covered by an option that have been exercised, terminated, or expired shall again be available for an option grant. The maximum number of share-based awards granted or issued in any fiscal year shall not exceed 3% of the issued and outstanding shares of the corporation on the first day of such fiscal year.

Outstanding Securities Awarded: As of the date hereof, the total number of Shares issuable upon exercise of options granted under the Equity Compensation Plan is 240,000 Shares (representing approximately 0.29% of the Shares outstanding).

Remaining Securities Available for Grant: Due to adoption of the Omnibus Equity Incentive Plan, no further Options or share-based awards will be granted under the Equity Compensation Plan.

Limitations on Grants: The aggregate number of Shares issuable to insiders of the Corporation within any one-year period under the Equity Compensation Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed 13% of the Corporation’s total issued and outstanding Shares. The number of Shares which may be issuable pursuant to exercise of Options shall not exceed 10% of issued Shares from time to time. The maximum number of share-based awards granted or issued in any fiscal year shall not exceed 3% of the issued Shares, on the first day of such fiscal year. The aggregate number of Shares reserved for issuance to insiders of the Corporation at any time under the Equity Compensation Plan, or when combined with all of the Corporation’s other security-based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares.

Exercise Price: The exercise price of the Shares covered by each Option is determined by the Board. While the Shares are listed on the TSX, the exercise price shall not be less than the “Market Price” of the Shares at the time the option is granted. “Market Price” is defined in the Equity Compensation Plan as the closing price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, on the day immediately preceding the relevant date.

Vesting: The Equity Compensation Plan provides that an option may be exercised (in each case to the nearest full share) during the term of the Option as follows: (a) one-third on the first anniversary of the date of the Option certificate relating to the options; (b) one-third on the second anniversary of the date of the option certificate; and (c) the remaining one-third shall vest on the third anniversary of the date of the option certificate.

Term of Options: Subject to the termination and change of control provisions noted below, the term of any option granted under the Equity Compensation Plan is determined by the Board and may not exceed ten years from the date of grant. Should the expiry date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiry date for such option for all purposes under the Equity Compensation Plan. A “blackout period” is a period during which designated persons cannot trade Shares of the Corporation pursuant to any policy of the Corporation respecting restrictions on trading.

Termination: If the Participant is a director, Employee, or Service Provider of the Corporation and ceases to be such, other than by reason of death, then the expiry date of the Option is 90 days following the termination date, provided that, the Board has the discretion to waive the 90-day termination requirement, to permit the Participant to exercise any options for the full term of the Options, unless the Participant is terminated as a result of certain specified circumstances (including termination for cause for Employees and Service Providers) in which case the expiry date will be the date the Participant is terminated.

In the event of the death of a Participant, the Participant’s Option may be exercised only within one year next succeeding such death and then only (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution, and (ii) to the extent that the Participant was entitled to exercise the Option at the date of death.

Change of Control: In the event of an actual or potential change of control, the Board has the right to deal with any Awards in the manner it deems equitable and appropriate in the circumstances, including the right to: (i) determine that any Awards will remain in full force and effect in accordance with their terms after the change of control; (ii) cause any Awards to be converted or exchanged for options to acquire shares of another entity involved in the change of control, having the same value and terms and conditions as the Awards; (iii) accelerate the vesting of any unvested Awards; (iv) provide Participants with the right to surrender any Awards for an amount per underlying Share equal to the positive difference, if any, between the fair market value of the Share on the date of surrender and the Award exercise price of such Awards; and (v) accelerate the date by which any Awards must be exercised.

Assignability: The benefits, rights, and Awards accruing to any Participant in accordance with the terms and conditions of the Equity Compensation Plan are not transferable or assignable. During the lifetime of a Participant any benefits, rights, and Awards may only be exercised by the Participant.

Amendment Provisions: The Equity Compensation Plan provides that the Board may from time to time amend the Equity Compensation Plan and the terms and conditions of any Award granted thereunder, provided that any such amendment, modification, or change to the provisions of the Equity Compensation Plan shall: (a) not adversely alter or impair any Award previously granted except as permitted by the adjustment provisions in the Equity Compensation Plan; (b) be subject to any regulatory approvals, where required, including the approval of the TSX, where necessary; (c) be subject to Shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification, or change to the Equity Compensation Plan would (i) reduce the exercise price of an option held by an insider of the Corporation; (ii) extend the term of an Award held by an insider of the Corporation beyond the original term of the Award (other than pursuant to the blackout-period provisions); (iii) amend to remove or to exceed the insider participation limits in the Equity Compensation; (iv) increase the fixed maximum percentage of issued and outstanding Common shares which may be issued pursuant to the Equity Compensation Plan or change from a fixed maximum percentage of issued and outstanding Shares to a fixed maximum number of Shares; or (v) amend the amendment provisions and (d) not be subject to Shareholder approval in circumstances where the amendment, modification, or change to the Equity Compensation Plan or Award would (i) be of a “housekeeping nature”; (ii) be necessary for Awards to qualify for favourable treatment under applicable tax laws; (iii) alter, extend, or accelerate any vesting terms or condition in the Equity Compensation Plan or any option; (iv) introduce, amend or modify any mechanics for exercising any Award (including relating to a cashless exercise feature or an automatic exercise feature); (v) change the term of an Award or change any termination provision in the Equity Compensation Plan or any Award (for example, relating to termination of employment, resignation, retirement, or death), provided that such change does not entail an extension beyond the original term of such option (other than such period being extended by virtue of the blackout provisions); (vi) introduce a share appreciation right feature payable in cash or Shares, provided that such feature provides for a full deduction of the number of underlying Shares from the Equity Compensation Plan maximum as applicable; (vii) change the application of the adjustment or change of control provisions; (viii) add a form of financial assistance or amend a financial assistance provision which is adopted; or (ix) change the eligible participants under the Equity Compensation Plan.

Financial Assistance: The Equity Compensation Plan does not provide for the Corporation to give financial assistance to facilitate the purchase of Shares under the Equity Compensation Plan.

Taxes and Source Deductions: The Equity Compensation Plan provides that the Corporation or any subsidiary may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions that the Corporation or the subsidiary, as the case may be, is required by any law or regulation of any governmental authority whatsoever to withhold, deduct, or remit in connection with the Equity Compensation Plan, any exercise or surrender of any option, or a portion thereof, by a Participant or any issuance of Shares to a Participant.

In addition, the delivery of any Shares to be issued to a Participant on the exercise or termination of options by the Participant, may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted for the account of the Participant.

During the 2021 fiscal year, the Corporation adopted the Omnibus Equity Incentive Plan which replaced the Equity Compensation Plan. No further grants will be made under the Equity Compensation Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last fiscal year of the Corporation, none of the executive officers, directors or employees or any former executive officers, directors, or employees of the Corporation or any proposed nominee for election as a director of the Corporation or any of their respective associates is or has been indebted to the Corporation or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than ten percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Corporation's Financial Statements for the financial year ended December 31, 2024, none of:

(a)	the Informed Persons of the Corporation;

(b)	the proposed Nominees for election as a director of the Corporation; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the last financial year of the Corporation or in a proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

DISCLOSURE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced Shareholder value. The Corporation's governance practices are subject to at least an annual review and evaluation through the Board's Corporate Governance and Compensation Committee to ensure that, as the Corporation's business develops and grows, changes in structure and process necessary to ensure continued good governance are identified and implemented.

The Canadian Securities Administrators ("CSA") have adopted National Policy 58-201 – Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, the CSA have implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") which prescribes certain disclosure by the Corporation of its corporate governance practices. The following statement has been prepared by the Board.

The Board of Directors believes that sound corporate governance improves corporate performance and benefits all shareholders and believes that its practices in most respects are closely aligned to the Guidelines. This section sets out the Corporation's approach to corporate governance and provides the disclosure requested by Form NI 58-101F1.

BOARD OF DIRECTORS

The Corporation’s Board of Directors is responsible for supervising the management of the Corporation’s business and affairs. The Board has adopted a formal mandate setting out its stewardship responsibilities, including its responsibilities for the appointment of Management, management of the Board, strategic and business planning, monitoring of financial performance, financial reporting, risk management, and oversight of the Corporation’s policies and procedures, communications, and reporting and compliance. A copy of the mandate of our Board is attached as “Appendix A” hereto.

As of the date hereof, the Board is comprised of eight directors. The Board is responsible for determining whether or not each Director is "independent". To do this, the Board analyzes all the relationships of the Directors with the Corporation and its subsidiaries. Pursuant to NI 58-101 and NI 52-110, a director is “independent” if such director has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board has concluded that six of its current directors (Jennifer Chao, Colin Stott, Guillermo Torre-Amione, Peter Pekos, Teri Loxam, and Michael Willner) and its nominee director (Timothy Garnett) are considered “independent” for the purposes of board membership as defined in NI 58-101 and therefore a majority of the directors are “independent”. By virtue of his position as President and CEO, David Elsley is not considered “independent”. By virtue of his position as CFO and Corporate Secretary, Chris Waddick is not considered “independent”. Six of the eight Nominees for election as directors at the Meeting are considered “independent”. More information about each director can be found in the Circular under the heading "Particulars of Matters to be Acted Upon – Election of Directors – Biographies of Directors".

Dr. Guillermo Torre-Amione is the Chair of the Board. He is an independent director of the Corporation. Given its current stage of development and the controls in place, the Board is of the opinion that it is in the best interests of the Corporation and its shareholders to have Dr. Guillermo Torre-Amione continue to act as Chair of the Board.

The Board meets regularly to review the activities and financial results of the Corporation and as necessary to review and consider significant impending actions of the Corporation. The attendance record of each director for all Board and committee meetings held during the financial year ended December 31, 2024, is as follows:

Name	Board Meetings	Audit Committee Meeting	CG&C Committee
Mr. David Elsley	6/6
Dr. Guillermo Torre-Amione	6/6		5/5
Mr. Peter Pekos	6/6		5/5
Ms. Jennifer Chao	5/6		5/5
Mr. Colin Stott	6/6	5/5
Mr. Michael Willner	4/6	2/5
Mr. Christopher Waddick	6/6
Ms. Teri Loxam	6/6	5/5

We have taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of our Management. The Board will hold regularly scheduled meetings, as well as ad hoc meetings from time to time. It is contemplated that in the course of meetings of the Board or committees of the Board, the independent directors hold in-camera sessions at which neither non-independent directors nor officers of the Corporation are in attendance.

Certain nominees and current directors of the Corporation are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. The following table provides details regarding directors of the Corporation who serve as directors on the boards of other public companies as at the date of this Circular and who are standing for re-election at the Meeting:

Director	Other Company
Ms. Teri Loxam	Vaxcyte, Inc.
Mr. Colin Stott	Alterola Biotech Inc.

POSITION DESCRIPTIONS

In addition to chairing all Board meetings, the role of the Chair of the Board of Directors is to facilitate and chair discussions among the Corporation’s independent directors, facilitate communication between the independent directors and Management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public.

The CEO leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. The key accountabilities and responsibilities of the CEO include: duties relating to the Corporation’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning, and effective communication with shareholders, clients, employees, regulators, and other stakeholders.

The duties and responsibilities of the Chair of the Audit Committee and the CG&C Committee are described in the respective committee charters.

ORIENTATION AND CONTINUING EDUCATION

New directors are furnished with appropriate documentation providing them with information about, among other matters, the corporate governance practices of the Corporation, the structure of the Board and its committees, the Corporation’s history, its commercial activities, its corporate organization, the charters of the Board and its committees, the Corporation’s articles, the Corporation’s Code of Business Conduct and Ethics, and other relevant corporate policies.

The Corporation encourages all Directors to attend continuing education programs and intends to facilitate such continuing education of its Directors by providing them with information on upcoming courses and seminars that may be relevant to their role as directors and reimbursement or by hosting brief information sessions during Board meetings by invited external advisors. In addition, the Corporation’s Management will periodically make presentations to the Directors on various topics, trends, and issues related to the Corporation’s activities during meetings of the Board or its committees, which will be intended to help the Directors to constantly improve their knowledge about the Corporation and its business.

ETHICAL BUSINESS CONDUCT

Our Board of Directors has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers, and employees. The objective of the Code is to provide guidelines for enhancing our reputation for honesty, integrity, and the faithful performance of undertakings and obligations. The Code addresses conflicts of interest, use of company assets, inventions, use of Corporation email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing, and compliance with laws. As part of the Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise), or relationship that would create or appear to create a conflict of interest.

Our Directors will be responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation, and for approving changes to the Code from time to time.

Directors and executive officers are required by applicable law and our corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code is also available for review on the Corporation's website at www.cardiolrx.com.

Our Board of Directors also adopted a Whistleblower Policy (the “Whistleblower Policy”), administered by the Audit Committee, that contains procedures that allow directors, officers, employees, key consultants and advisors of the Corporation to confidentially and anonymously submit their concerns without fear of retaliation to either the Chair of the Audit Committee, any member of management or in writing to the Audit Committee using any of the methods set out in the Whistleblower Policy regarding questions of accounting, internal controls or auditing matters. The Whistleblower Policy governs the receipt, retention and treatment of complaints regarding the accounting, internal accounting controls or auditing matters of the Corporation and serves to protect the confidential, anonymous reporting of personnel’s concerns regarding questionable accounting or auditing matters or breaches of the Code.

A copy of the Whistleblower Policy is also available for review on the Corporation's website at www.cardiolrx.com.

NOMINATION OF DIRECTORS

The CG&C Committee’s duties and responsibilities include the establishment of a process to nominate new directors, reflecting the existing Board competencies and the skill a new nominee will bring to the boardroom.

The CG&C Committee is comprised of three Directors: Jennifer Chao, Dr. Guillermo Torre-Amione, and Peter Pekos.

The CG&C Committee's duties and responsibilities also include the establishment of a process to recognize competencies and skills of current board members.

The Board reviews, as required, the requisite skills and criteria for Board members, as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate number of independent directors.

COMPENSATION

The CG&C Committee of the Board determines compensation and incentive awards for the Directors and senior officers of the Corporation based on the individual's skill level and the comparative industry compensation level.

The primary responsibilities of the CG&C Committee with respect to compensation are to make recommendations to the Board in respect of: (1) compensation policies and guidelines; (2) Management incentive and perquisite plans and any non-standard remuneration plans; (3) senior management, executive, and officer compensation; and (4) Board compensation matters. In carrying out these responsibilities, the CG&C Committee will evaluate the performance of the CEO and all other senior executives in consideration of the respective performance goals and objectives for each such individual and recommend to the Board the amount of regular and incentive compensation to be paid to the CEO and all other senior executives; review and recommend to the Board the CEO’s performance evaluations and recommendations for compensation of our officers and key employees (other than our senior executives); review the compensation philosophy and make recommendations for changes, where appropriate; review and make recommendations to our Board with respect to incentive-based compensation plans and equity-based plans (including stock option plans); review and recommend to the Board the aggregate bonus pools to be made available under our incentive compensation plans for senior management, executives, and officers; prepare or review the report on executive compensation and compensation discussion and analysis required to be included in our continuous disclosure documentation; and review and make periodic recommendations to our Board regarding the compensation of our Board. More information on the process by which compensation for our Directors and officers is determined as set forth under the headings “Compensation Discussion and Analysis”.

ASSESSMENTS

The CG&C Committee’s duties and responsibilities include the establishment of a process to review and assess individual Board members. Assessments of the Board, its Committees and Board members are periodically conducted with a view to ensure their effective performance.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Corporation has not adopted term limits for the directors or other formal mechanisms of Board renewal. The Board believes that the need to have experienced directors who are familiar with the business of the Corporation must be balanced with the need for renewal, fresh perspectives, and a healthy skepticism when assessing Management and its recommendations. In addition, as mentioned above, the Board undertakes an assessment process that evaluates its effectiveness.

While term limits can help ensure the Board gains fresh perspective, imposing this restriction means the Board would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of the Corporation over time. The Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increased insight into the Corporation and its operations and therefore provide an increased contribution to the Board as a whole.

REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

The Corporation has not adopted a written policy relating specifically to the identification and nomination of women directors as the Corporation’s written director nomination procedure takes into account a broader range of relevant considerations. The Corporation does consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board; however, gender is only one factor in the consideration of the competencies and skills the Board, as a whole, should possess taking into account the tangible and intangible skills and qualities necessary for an effective Board given the Corporation’s stage of development, operational and financial condition, and strategic outlook. Other factors include the qualities of the proposed nominee such as integrity, business judgment, independence, business or professional expertise, residency, and familiarity with nature of business and geographic regions relevant to the Corporation’s strategic priorities. At this time, the Corporation has not adopted a target regarding the number or percentage of women on the Board. Currently, the Corporation has two women on the Board, representing 25% of the number of directors of the Corporation.

The Corporation has not considered the level of representation of women in executive officer positions when making the limited number of executive officer appointments. One of the Corporation’s four executive officers is a long-standing employee of the Corporation or its predecessors, and the Corporation’s Chief Financial Officer was appointed taking into consideration his unique experience relevant to the Corporation’s strategic priorities. Currently, the Corporation has no female executive officers. In the future, the Corporation may consider the level of representation of women in executive officer positions when making executive officer appointments; however, the Corporation has not adopted a target regarding the number or percentage of women in executive officer positions given the infrequency of such appointments and need to consider all qualifications of potential appointees in selecting the best candidate for the position.

AUDIT COMMITTEE INFORMATION

Information regarding the Corporation’s Audit Committee is contained in the Corporation's Annual Information Form dated March 31, 2025 (the "AIF"), prepared in respect of the financial year ended December 31, 2024, under the heading "Audit Committee Information" and a copy of the charter of the Audit Committee is attached to the AIF in Schedule A. The AIF is available for review under the Corporation's issuer profile on SEDAR+ at www.sedarplus.ca “Company Profiles – Cardiol Therapeutics Inc.” and on the Corporation’s website at www.cardiolrx.com. The AIF may also be obtained free of charge by sending a written request to the Corporation at the Corporation’s head office located at 602-2265 Upper Middle Road East, Oakville, ON, Canada L6H 0G5.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and executive officers of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the above, management of the Corporation know of no other matters to come before the Meeting other than those referred to in the Notice. If any other matters that are not currently known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the designated persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Financial Statements and MD&A.

In addition, copies of this Circular, the Financial Statements and MD&A may be obtained on SEDAR+ at www.sedarplus.ca or free of charge from the Corporation upon request from the Corporation's Corporate Secretary at 602-2265 Upper Middle Road East, Oakville, ON, Canada L6H 0G5, telephone (289) 910-0850 and such documents will be sent by mail or electronically by email as may be specified at the time of the request. Financial information on the Corporation is provided in the Financial Statements and the MD&A.

BOARD APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors.

DATED at Oakville, Ontario this 10th day of April, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Elsley”
Director, President and Chief Executive Officer

CARDIOL THERAPEUTICS INC.

(the "Corporation")

“APPENDIX A”

BOARD OF DIRECTORS’ MANDATE

1.	PURPOSE

The primary function of the directors (individually, a “Director” and, collectively, the “Board”) of the Corporation is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers, and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Corporation’s Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	PROCEDURE AND ORGANIZATION

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chair (the “Chair of the Board”) and constituting committees of the Board. A majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the rules of any stock exchange or market on which the Corporation’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). If the Board selects a non-independent Director to serve as the Chair of the Board, it shall also select an independent Director to serve as the independent lead Director. In this mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this mandate.

3.	RESPONSIBILITIES AND DUTIES

The principal responsibilities and duties of the Board fall into a number of categories, which are summarized below.

A.	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved, and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

(A)	manage, or supervise the management of, the business and affairs of the Corporation;

(B)	act honestly and in good faith with a view to the best interests of the Corporation;

“A”- 1

(C)	declare conflicts of interest, whether real or perceived;

(D)	exercise the care, diligence, and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(E)	act in accordance with the obligations contained in the Ontario Business Corporations Act (“OBCA”), the regulations under the OBCA, the articles of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)	The Board has the responsibility for considering the following matters as a Board, which may not be delegated to management or to a committee of the Board:

(A)	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

(B)	the filling of a vacancy among the directors and the appointment or removal of any of the CEO, the Chief Financial Officer, the Chair of the Board, or the President of the Corporation;

(C)	the issuance of securities except in the manner and on the terms authorized by the Board;

(D)	declaring of dividends;

(E)	the purchase, redemption, or any other form of acquisition of shares issued by the Corporation;

(F)	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

(G)	the approval of a management information circular;

(H)	the approval of a take-over bid circular, directors’ circular, or issuer bid circular;

(I)	the approval of annual financial statements of the Corporation;

(J)	the approval of an amalgamation of the Corporation;

(K)	the approval of an amendment to the articles of the Corporation; and

(L)	the adoption, amendment, or repeal of by-laws.

“A”- 2

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares, and granting of options.

B.	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

C.	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

D.	Appointment, Training, and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the Corporation’s Corporate Governance and Compensation Committee (the “CG&C Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO, it being understood that the CEO may not be present during voting or deliberations on his or her compensation;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the Chair of the Board and the chair of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the CG&C Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the CG&C Committee, incentive compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

“A”- 3

E.	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

F.	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation is appropriately addressing environmental, social and governance (ESG) matters, including the following:

(A)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(B)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating to workplace health and safety;

(C)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(iv)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

G.	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders, and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders, and regulators on a timely and regular basis;

“A”- 4

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

H.	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and, if necessary, revising and altering, through management, the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	BOARD’S EXPECTATIONS OF MANAGEMENT

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability, and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance in all material respects with all laws, rules and regulations applicable to the Corporation.

5.	RESPONSIBILITIES AND EXPECTATIONS OF DIRECTORS

The responsibilities and expectations of each Director are as follows:

“A”- 5

A.	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone or video conference.

B.	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

C.	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics addressing the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics. Each Director should also strive to perform his or her duties in keeping with current and emerging corporate governance best practices for directors of a publicly traded corporation.

D.	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should advise the chair of the CG&C Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

E.	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

“A”- 6